

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Derek Aberle
Chief Executive Director
Prospector Capital Corp.
1250 Prospect Street, Suite 200
La Jolla, California 92037

  **Re: Prospector Capital Corp.
   Form 10-K for the Fiscal Year Ended December 31, 2022
   Filed March 31, 2023
   File No. 001-39854**

Dear Derek Aberle:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation